                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No.  8  )*

                          OIS Optical Imaging Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  670852102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. Gorlin
                                2300 Harmon Road
                       Auburn Hills, Michigan  48326-1714

                                 (810) 340-2178
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                             October 31, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Page 1 of 34 Pages)
----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP NO. 670852102                           Page __2__  of  __34__ Pages

_____________________________________________________________________________

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Guardian Industries Corp.
_____________________________________________________________________________

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /  /

                                                                  (b) /  /

_____________________________________________________________________________
  3    SEC USE ONLY
_____________________________________________________________________________

  4    SOURCE OF FUNDS*
       WC
_____________________________________________________________________________

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               /  /
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
_____________________________________________________________________________

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
_____________________________________________________________________________

                 7   SOLE VOTING POWER
   NUMBER OF         77,562,451
    SHARES     ______________________________________________________________
  BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY          -0-
     EACH      ______________________________________________________________
   REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON           77,562,451
     WITH      ______________________________________________________________
                10   SHARED DISPOSITIVE POWER
                     -0-
_____________________________________________________________________________

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        77,562,451
_____________________________________________________________________________

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /  /
        EXCLUDES CERTAIN SHARES*
_____________________________________________________________________________

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.8%
_____________________________________________________________________________

 14     TYPE OF REPORTING PERSON*
        CO
_____________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
 CUSIP NO. 670852102                        Page __3__    OF  __34__ Pages

_____________________________________________________________________________

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       William Davidson
_____________________________________________________________________________

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /  /

                                                                  (b) /  /

_____________________________________________________________________________

  3    SEC USE ONLY
_____________________________________________________________________________
  4    SOURCE OF FUNDS*
       PF
_____________________________________________________________________________

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               /  /
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
_____________________________________________________________________________

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
_____________________________________________________________________________

                 7   SOLE VOTING POWER
   NUMBER OF         78,562,451
    SHARES     ______________________________________________________________
  BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY          -0-
     EACH      ______________________________________________________________
   REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON           78,562,451
     WITH      ______________________________________________________________
                10   SHARED DISPOSITIVE POWER
                     -0-
_____________________________________________________________________________

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        78,562,451
_____________________________________________________________________________

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /  /
        EXCLUDES CERTAIN SHARES*
_____________________________________________________________________________

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        80.9%
_____________________________________________________________________________

 14     TYPE OF REPORTING PERSON*
        IN
_____________________________________________________________________________


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
 CUSIP NO. 670852102                          Page __4__  OF __34__  Pages
_____________________________________________________________________________

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       GD Investments Corp.
_____________________________________________________________________________

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /  /

                                                                  (b) /  /
_____________________________________________________________________________

  3    SEC USE ONLY
_____________________________________________________________________________

  4    SOURCE OF FUNDS*
       00
_____________________________________________________________________________

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               /  /
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
_____________________________________________________________________________

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
_____________________________________________________________________________

                 7   SOLE VOTING POWER
   NUMBER OF         77,562,451
     SHARES    ______________________________________________________________
  BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY          -0-
     EACH      ______________________________________________________________
   REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON
      WITH           77,562,451
               ______________________________________________________________
                10   SHARED DISPOSITIVE POWER
                     -0-
_____________________________________________________________________________

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        77,562,451
_____________________________________________________________________________

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /  /
        EXCLUDES CERTAIN SHARES*
_____________________________________________________________________________

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.8%
_____________________________________________________________________________

 14     TYPE OF REPORTING PERSON*
        CO
_____________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        Page __5__  of  __34__ Pages

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"). The name of the Issuer of the class of securities to which this statement relates is OIS Optical Imaging Systems, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 47050 Five Mile Road, Northville, Michigan 48167.


ITEM 2.  IDENTITY AND BACKGROUND.

         The names of the persons on whose behalf this Amendment No. 8 is being filed are Guardian Industries Corp. ("Guardian"), William Davidson ("Davidson") and GD Investments Corp. ("GDIC"). Collectively, all persons filing this Amendment are referred to as "Applicants".

I.       GUARDIAN INDUSTRIES CORP.

         (a) - (c). Guardian Industries Corp., a Delaware corporation, is engaged principally in the manufacture and fabrication of flat glass. Guardian's principal office address is 2300 Harmon Road, Auburn Hills, Michigan 48326-1714.

         The following tabulation sets forth certain information with respect to the executive officers and directors of Guardian. Each person is a citizen of the United States and, unless otherwise indicated, has his business address at Guardian's principal office at 2300 Harmon Road, Auburn Hills, Michigan 48326-1714. If such person's principal occupation is other than as an officer of Guardian, his position with Guardian is shown parenthetically.

                                                        Page _6_  of _34_ Pages


                                      Principal Occupation and Business
                                      Address if Different from
                                      Guardian's Principal Offices
                                      ---------------------------------
William Davidson                      President, Chief Executive Officer
                                      and Director

Ralph J. Gerson                       Executive Vice President and
                                      Director

Russell J. Ebeid                      President - Glass Division and
                                      Director

Jack W. Sights                        President - Automotive Products Group

Jeffrey A. Knight                     Group Vice President - Finance

Peter S. Walters                      Group Vice President

James D. Moore                        Group Vice President

Charles G. Croskey                    Group Vice President
                                        11535 E. Mountain View
                                        Kingsburg, California 93631

Richard Alonzo                        Vice President - Engineering

Paul Rappaport                        Vice President and Tax Counsel

Robert H. Gorlin                      Vice President and General Counsel

Joseph G. Bruce                       Vice President - Purchasing

David Clark                           Vice President - Corporate Acquisitions and Finance and Treasurer

Oscar H. Feldman                      Attorney at Law, Counsel to Butzel
                                        Long
                                          150 West Jefferson
                                          Detroit, Michigan 48226
                                          (Director and Assistant
                                           Secretary)


                                                         Page _7_  of _34_ Pages



         Guardian controls GDIC as a result of its ownership of 85% of the outstanding shares of GDIC, and, therefore, is also a beneficial owner of the Issuer's securities owned by GDIC.


II.      WILLIAM DAVIDSON

                 William Davidson is the President, the Chief Executive Officer, a director, and the controlling shareholder of Guardian. His address is 2300 Harmon Road, Auburn Hills, Michigan 48326-1714. Mr. Davidson controls Guardian and, therefore, is also a beneficial owner of the Issuer's securities owned by GDIC. Mr. Davidson is a citizen of the United States.


III.  GD INVESTMENTS CORP.

                 (a) - (c). GD Investments Corp., a Delaware corporation, is a holding company. GDIC's address is 2300 Harmon road, Auburn Hills, Michigan 48326-1714.

                 The following tabulation sets forth certain information with respect to the executive officers and directors of GDIC. Each person is a citizen of the United States and has his business address at GDIC's principal office at 2300 Harmon Road, Auburn Hills, Michigan 48326-1714. Each person's principal occupation is as an officer and/or employee of Guardian.


                                           Position with GDIC
                                           ---------------------------------

William Davidson                           Director

Russell J. Ebeid                           Director

Ralph J. Gerson                            Director

Jeffrey A. Knight                          President

Robert H. Gorlin                           Vice President and Secretary

David A. Clark                             Vice President and Treasurer

                                                    Page __8__  of  __34__ Pages


Katherine A. Castillo                      Assistant Treasurer

Gary W. Greene                             Assistant Treasurer

R. Mark Manion                             Assistant Treasurer


                 (d) None of the Applicants nor any of Guardian's or GDIC's executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) None of the Applicants nor any of Guardian's or GDIC's executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings any violation with respect to such laws.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Guardian and Davidson created a new subsidiary, GDIC, and capitalized GDIC, in part, by contributing the following number of shares of Common Stock to GDIC on October 31, 1996: (i) Guardian contributed 51,935,048 shares of Common Stock and (ii) Davidson contributed an additional 25,767,403 shares of Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION

                 On October 29, 1996, the Board of Directors of the Issuer authorized the issuance of 100,000 shares of Series B Cumulative Preferred Stock, par value $0.01 per share (the "Series B Preferred"), with an original issuance price of $1,000 per share. The Series B Preferred is not convertible into Common Stock or any other security and has substantially the same preferences, rights and privileges as the Series A Cumulative Preferred Stock of the Issuer, having an original issuance price of $1,000 per share, par value $.01 per share (the "Series A Preferred"), except that each share of Series B Preferred

                                                        Page _9_  of _34_ Pages


entitles the holder to 350 votes on each matter submitted to a vote of the Issuer's shareholders. Resolutions of the Board of Directors of the Issuer establishing the Series B Preferred are attached to this amended Schedule 13D as Exhibit 15.

                  Effective October 30, 1996, the Issuer issued 38,137 shares of Series B Preferred to Guardian in exchange for the 35,000 shares of Series A Preferred which Guardian previously acquired (including accrued and unpaid dividends on the Series A Preferred), pursuant to an Exchange Agreement between Guardian and the Issuer (the "Exchange Agreement"). The Exchange Agreement is attached as Exhibit 16 to this amended Schedule 13D.

                 Effective October 31, 1996, (i) Guardian contributed 51,795,048 shares of Common Stock, 38,137 shares of Series B Preferred and other property to GDIC, in return for 85% of the outstanding common stock of GDIC and (ii) Mr. Davidson contributed 25,767,403 shares of Common Stock to GDIC in return for 15% of the outstanding common stock of GDIC. Guardian and Davidson previously had purchased the Common Stock as a long term investment in the Issuer and in order to obtain voting control of the Issuer's voting securities. The transfer of shares of Common Stock to GDIC allows Guardian and Davidson to maintain control of the Issuer's voting securities.

                 Effective October 31, 1996, GDIC purchased an additional 21,000 shares of Series B Preferred from the Issuer for $1,000 per share. The source of the funds used for the acquisition of these shares of Series B Preferred was GDIC's working capital. The proceeds from this transaction were used by the Issuer to retire outstanding indebtedness owed to Guardian and for working capital purposes.

                 As a result of the contributions of Common Stock and Series B Preferred to GDIC, the Issuer is eligible, and has elected, to become a member of an affiliated group pursuant to Section 1504(a) of the Internal Revenue Code, as amended, with Guardian, GDIC and Guardian's other qualifying subsidiaries (the "Affiliated Group"). As a member of the Affiliated Group, the Issuer's tax attributes generated after October 31, 1996 will be included in the single consolidated federal income tax return filed by the Affiliated Group.

                                                        Page _10_  of _34_ Pages


                 In order to provide funding for future operations of the Issuer, the Issuer has entered into a Tax Sharing Agreement with Guardian effective November 1, 1996 (the "Tax Sharing Agreement"). Pursuant to the terms of the Tax Sharing Agreement, Guardian will compensate the Issuer for the value of the Issuer's losses and credits which are utilized by the Affiliated Group by making payments to the Issuer in an amount equal to the difference between (i) the liability reflected on the Affiliated Group's consolidated federal income tax return with the inclusion of the Issuer and (ii) the liability without the inclusion of the Issuer. The Tax Sharing Agreement is attached as Exhibit 17 to this amended Schedule 13D.

                 (a) Any of the Applicants may purchase additional Common Stock or Series B Preferred, sell Common Stock or Series B Preferred, or make charitable contributions of Common Stock from time to time, depending on their evaluation of market conditions, the prospects for their investment in the Issuer, and other factors any of them may deem relevant from time to time.

                 (b)-(j) None of the Applicants have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its securities; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above in response to sub-items (b)-(j).

                                                        Page _11_  of _34_ Pages




ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) GDIC beneficially owns 77,562,451 shares of Common Stock (or approximately 79.8% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission).

                 Guardian controls GDIC and as the majority shareholder of GDIC, could be considered a beneficial owner of the 77,562,451 shares of Common Stock owned by GDIC (or approximately 79.8% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission).

                 Mr. Davidson controls Guardian and, as the controlling shareholder of Guardian, could be considered a beneficial owner of the 77,562,451 shares of Common Stock beneficially owned by Guardian (or approximately 79.8% of the shares of Common Stock that are deemed to be outstanding under the Rules of the Securities and Exchange Commission). In addition, Mr. Davidson is the record and beneficial owner of an additional 1,000,000 shares of Common Stock of the Issuer (which constitutes approximately 1% of the Common Stock of the Issuer).

                 (b) GDIC owns outright and has sole voting and dispositive power with respect to the shares it beneficially owns. Guardian and Davidson also have sole voting and dispositive power with respect to the shares of Common Stock of the Issuer which they beneficially own through GDIC. In addition, Davidson has sole voting and dispositive power with respect to the 1,000,000 shares it owns.

                 (c) On October 31, 1996, (1) Guardian contributed all of its remaining shares of Common Stock (51,795,048 shares) to GDIC and (2) Davidson contributed 25,767,403 shares of Common Stock to GDIC. In addition, Guardian donated 140,000 shares of Common Stock to a nonprofit corporation since the filing of Amendment No. 7 to this Schedule 13D.

                                                        Page _12_  of _34_ Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Since the filing of Amendment No. 7 to this Schedule 13D, Guardian and the Issuer have entered into the following contracts:

                 (a) Exchange Agreement, dated October 30, 1996, by and between Guardian and the Issuer.

                 (b) Tax Sharing Agreement, dated October 31, 1996, by and between Guardian and the Issuer.

                 Although certain of the principal provisions of the above agreements are described in Item 4 of this amended Schedule 13D, such descriptions do not purport to be complete and are qualified by the texts of the agreements, which are attached as Exhibits to this amended Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

15. Terms and Conditions of the Series B Preferred -- Resolution of the Board of Directors of the Issuer establishing the Series B Preferred.

16. Exchange Agreement, dated October 30, 1996, by and between the Issuer and Guardian.

17. Tax Sharing Agreement, dated October 31, 1996, by and between the Issuer and Guardian.

18. Agreement among GD Investments Corp., William Davidson and Guardian Industries Corp. that this Amendment No. 8 to Schedule 13D is, and subsequent amendments will be, filed on behalf of each of them.

                                                        Page _13_  of _34_ Pages


SIGNATURE.

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, correct and complete.

Date:  November 4, 1996


                *
--------------------------------------
WILLIAM DAVIDSON, By Robert H. Gorlin,
Attorney-in-fact, pursuant to power
of attorney filed as Exhibit 12.


GUARDIAN INDUSTRIES CORP.



By:  / Robert H. Gorlin /
   ----------------------------------
   Name:  Robert H. Gorlin
   Title: Vice President and General Counsel



GD INVESTMENTS CORP.



By:  / Robert H. Gorlin /
   ----------------------------------
   Name:  Robert H. Gorlin
   Title: Vice President and Secretary



*  / Robert H. Gorlin /
-------------------------------------
     Robert H. Gorlin, Attorney-in-fact

                                                        Page _14_  of _34_ Pages


                                 EXHIBIT INDEX


EXHIBIT
  NO.                     Description
---------                 -----------
15.                       Terms and Conditions of the Series B Preferred -- Res
                          olution of the Board of Directors of the Issuer
                          establishing the Series B Preferred.

16. Exchange Agreement, dated October 30, 1996, by and between the Issuer and Guardian.

17. Tax Sharing Agreement, dated November 1, 1996, by and between the Issuer and Guardian.

18. Agreement among GD Investments Corp., William Davidson and Guardian Industries Corp. that this Amendment No.
                          8 to Schedule 13D is, and subsequent amendments will be, filed on behalf of each of them.
